SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 9 TO SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            BUCKEYE TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   11815H 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 LINDA M. CROUCH
                        207 MOCKINGBIRD LANE, SUITE 300
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 975-7623
--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                                 November 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 2
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Cannon Family Trust, Robert Howard
         I.R.S. Identification Nos. of Above                 Cannon and Richard Prosser
         Persons                                             Guenther, Co-Trustees
                                                             62-6300336
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  Not applicable.
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares          7.      Sole Voting Power          4,116,410
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           4,116,410
                                      Power
                       ------------------------------------------------------------------------
                             10. Shared Dispositive
                                      Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 4,116,410
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              11.9%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

     This Amendment No. 9 to the Schedule 13D relating to shares of common stock, $.01 par value (the "Common Stock"), of Buckeye Technologies Inc., a Delaware corporation (the "Issuer"), is being filed by the Cannon Family Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("CFT"), in order to report a decrease in its beneficial ownership of greater than 1% of the Common Stock of Issuer.

     Schedule 13D was filed in December 1995 reflecting the initial acquisition by the Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees (the "REC GRAT"), and the Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees (the "KGC GRAT"), of shares of the Issuer. (The REC GRAT and the KGC GRAT were subsequently merged into the CFT.) At that time, the REC GRAT acquired 2,755,998 shares from the grantor, Robert E. Cannon at no cost and 1,066,082 shares purchased in the Issuer's initial public offering. At that time, the KGC GRAT had acquired 2,755,830 shares from the grantor, Robert E. Cannon at no cost and 1,066,080 shares purchased in the issuer's initial public offering.

     Amendment No. 1 to the Schedule 13D was filed in July 1996 reflecting additional acquisitions of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time, the REC GRAT acquired 940,534 shares in a private transaction and 30,284 in the Issuer's secondary offering. At that time, the KGC GRAT acquired 880,686 shares in a private transaction and 30,292 shares were purchased in the Issuer's secondary offering.

     Amendment No. 2 to the Schedule 13D was filed in March 1999 reflecting a decrease in ownership of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time the REC GRAT distributed 254,112 shares and the KGC GRAT distributed 246,927 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT.

     Amendment No. 3 to the Schedule 13D was filed in June 1999 reflecting a decrease in ownership of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time the REC GRAT distributed 297,308 shares and the KGC GRAT distributed 236,058 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT.

     Amendment No. 4 to the Schedule 13D was filed in November 1999 reflecting a decrease in ownership of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time, the REC GRAT distributed 274,692 shares and the KGC GRAT distributed 197,609 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT.

     Amendment No. 5 to the Schedule 13D was filed in June 2000 reflecting a decrease in ownership of the Issuer's Common Stock by the CFT. At that time, the CFT distributed 428,626 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the CFT.

     Amendment No. 6 to the Schedule 13D was filed in September 2000 reflecting a decrease in ownership of the Issuer's Common Stock by the CFT. At that time, the CFT distributed 500,000 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the CFT.

     Amendment No. 7 to the Schedule 13D was filed in February 2001 reflecting a decrease in ownership of the Issuer's Common Stock by the CFT. At that time, the CFT distributed 825,000 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the CFT.

     Amendment No. 8 to the Schedule 13D was filed in August 2001 reflecting a decrease in ownership of the Issuer's Common Stock by the CFT. At that time, the CFT distributed 836,610 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the CFT.

ITEM 1. SECURITY AND ISSUER.

     The title and class of equity securities to which this statement relates is Common Stock, par value $.01. The name of the subject company is Buckeye
Technologies Inc. and its principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The entity filing this Amendment No. 9 to the Schedule 13D is the Cannon Family Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("CFT").

     (b) The principal business address of all of the Cannon Family Trust, Robert Howard Cannon and Richard Prosser Guenther is 432 East Racquet Club Place, Memphis, Tennessee 38117.

     (d) and (e) Neither the CFT nor its co-trustees, Robert Howard Cannon and Richard Prosser Guenther have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (c) and (f) Not Applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

     The CFT, pursuant to its terms, made a distribution of 640,000 shares to Katherine Cannon Warren, a beneficiary of the CFT, which distribution reduced the ownership of Common Stock of the Issuer by the CFT by greater than 1% of the outstanding Common Stock of the Issuer. The CFT continues to hold the remaining shares of the Issuer for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) The CFT is now the beneficial owner of 4,116,410 of the outstanding shares of Common Stock of the Issuer.

     (b) Robert Howard Cannon and Richard Prosser Guenther, co-trustees of the CFT, have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all of the shares of Common Stock of the Issuer owned by the CFT.

     (c) Not Applicable.

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2001

                                      CANNON FAMILY TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Co-Trustee

                                      By: /s/ Richard Prosser Guenther
                                          --------------------------------------
                                           Richard Prosser Guenther, Co-Trustee